SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

-----------------------------

SCHEDULE 13G/A*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.1) KOS PHARMACEUTICALS, INC.
(Name of Issuer) COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities) 500648100
(CUSIP Number) OCTOBER 1, 2001
(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

( ) Rule 13d-1(b)

(x) Rule 13d-1(c)

( ) Rule 13d-1(d)

________________________

*This Schedule 13G/A amends the Schedule 13G filed on June 9, 2000 by E.I. DuPont de Nemours and Company.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP      No. 500648100                                                       Page      2 of 5

SCHEDULE 13G/A

1 NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BRISTOL-MYERS SQUIBB COMPANY

I.R.S. Employer Identification Number : 22-079-0350

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)X

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	5. SOLE VOTING POWER
1,250,000
6. SHARED VOTING POWER
0
7. SOLE DISPOSITIVE POWER
1,250,000
8. SHARED DISPOSITIVE POWER
0

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,250,000

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

( )

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%

12 TYPE OF REPORTING PERSON

CO

CUSIP      No. 500648100                                                             Page     3 of 5

This Amendment No. 1 is being filed to amend Items 2, 7 and 10 of this Schedule 13G.

Item 1(a). Name of Issuer.

Kos Pharmaceuticals, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices.

1001 Brickell Bay Drive

25th Floor

Miami, Florida 33131

Item 2(a). Name of Person Filing.

Bristol-Myers Squibb Company

Item 2(b). Address of Principal Business Office or, if None, Residence.

345 Park Avenue

New York, NY 10154

Item 2(c). Citizenship.

Delaware

Item 2(d). Title of Class of Securities.

Common Stock, $0.01 Par Value

Item 2(e). CUSIP Number.

500648100

Item 3. If This Statement is Filed Purseuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a :

Not Applicalble

CUSIP    No. 500648100                                                                                                                                                                 Page    4 of  5

Item 4. Ownership.

    Amount beneficially owned:

    1,250,000

    Percent of class:

    6.4%

    Number of shares as to which such person has:
    Sole power to vote or to direct the vote:

    1,250,000

    Shared power to dispose or to direct the disposition of:

    0

    Sole power to dispose or to direct the disposition of:

    1,250,000

    Shared power to dispose or to direct the disposition of:

0

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Exhibit I

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

CUSIP No.    500648100                                                                                                                                                                      Page    5 of 5

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 19, 2002

BRISTOL-MYERS SQUIBB COMPANY

By: /s/ Sandra Leung

Sandra Leung

Secretary

EXHIBIT 1

Bristol-Myers Squibb Pharma Company (formerly DuPont Pharmaceuticals Company), a Delaware general partnership and wholly-owned subsidiary of Bristol-Myers Squibb Company, acquired the securities being reported on in this Schedule 13G/A upon the consummation of the acquisition of DuPont Pharmaceuticals Company by Bristol-Myers Squibb Company on October 1, 2001. The sole partners of Bristol-Myers Squibb Pharma Company are Bristol-Myers Squibb Pharma Holding Company, L.L.C. and E. R. Squibb & Sons, L.L.C. E. R. Squibb & Sons, L.L.C. owns all of the outstanding stock of Bristol-Myers Squibb Pharma Holding Company, L.L.C. Bristol-Myers Squibb Company owns all of the outstanding stock of E. R. Squibb & Sons, L.L.C.